SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Socket Mobile, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

83368E200(CUSIP Number)

Enrico Mills
c/o Socket Mobile, Inc.
40675 Encyclopedia Circle

Fremont, CA 94538
(510) 933-3000

_______________________________________

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

August 21, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 83368E200
(1) Names of Reporting Persons Enrico Mills
(2) Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [_]
(3) SEC Use Only
(4) Source of Funds (See Instructions) PF
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [_]
(6) Citizenship or Place of Organization Switzerland, Ireland, and United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power
587,046 shares (1)
(8) Shared Voting Power
0 shares (1)
(9) Sole Dispositive Power
587,046 shares (1)
(10) Shared Dispositive Power
0 shares (1)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person 587,046 shares (1)
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
(13) Percent of Class Represented by Amount in Row (11) 7.47% (2)
(14) Type of Reporting Person (See Instructions) IN

(1) Consists of (i) 273,889 shares of Common Stock held by Enrico Mills, (ii) 50,415 shares held in custodial accounts for his minor children, and (iii) up to 262,742 shares of Common Stock issuable to Enrico Mills upon conversion of a convertible subordinated secured promissory note.

(2) Percentage ownership is based on 7,861,591 shares of common stock of Socket Mobile, Inc. deemed to be outstanding, which consists of (i) 7,598,849 shares of Common Stock outstanding as of August 21, 2024, and (ii) 262,742 shares of Common Stock issuable upon conversion of the convertible subordinated secured promissory note described in footnote 1 above.

Item 1. Security and Issuer.

This Statement on Schedule 13D (the “Schedule 13D”) relates to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Socket Mobile, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 40675 Encyclopedia Cir., Fremont, CA 94538.

Item 2. Identity and Background.

(a)       This Schedule 13D is being filed by Enrico Mills (the “Reporting Person”).

(b)       The business address of Reporting Person is c/o Socket Mobile, Inc., 40675 Encyclopedia Cir., Fremont, CA 94538.

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(c)       The Reporting Person is employed by the Issuer as General Manager Applications. The Issuer’s business address is 40675 Encyclopedia Cir., Fremont, CA 94538.

(d)       During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)       During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The Reporting Person is a citizen of Switzerland, Ireland and the United Kingdom.

Item 3. Source and Amount of Funds or other Consideration.

The shares of Common Stock and securities convertible into shares of Common Stock beneficially owned by the Reporting Person were received as employment compensation, gifting or acquired from the Company in private placement transactions. See Item 5(c) for information relating to the Reporting Person’s transactions in the Common Stock during the past 60 days. The source of funds for the shares of Common Stock purchased by the Reporting Person was his personal funds.

2024 Convertible Note Financing

•	On August 21, 2024, the Reporting Person purchased a convertible subordinated secured promissory note from the Issuer in the principal amount of $250,000 (the “2024 Note”). The 2024 Note carries a 10% annual interest rate and has a maturity date of August 21, 2027. The principal amount of the 2024 Note is convertible, at the option of the holder, into a maximum of 262,742 shares of Common Stock at any time on or prior to the maturity date. The Reporting Person used personal funds for the purchase and is the beneficial owner of the 2024 Note, holding sole power to dispose of or direct its disposition.

Item 4. Purpose of Transaction.

The acquisition of the 2024 Note by the Reporting Person was for investment purposes only. As of the date of this statement, the Reporting Person has no present plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person is the beneficial owner of 587,046 shares of Common Stock, consisting of (i) 273,889 shares of Common Stock held by him, (ii) 50,415 shares of Common Stock held in custodial accounts for his minor children, and (iii) up to 262,742 shares of Common Stock issuable to the Reporting Person upon conversion of the 2024 Note.

Such shares of Common Stock, collectively, represent approximately 7.47% of the 7,861,591 shares of Common Stock deemed to be outstanding for the purpose of computing the percentage of outstanding shares of Common Stock owned by the Reporting Person pursuant to SEC Rule 13d-3(d)(1), and which consists of (i) 7,598,849 shares of Common Stock outstanding as of August 21, 2024 and (ii) 262,742 shares of Common Stock issuable upon conversion of the 2024 Note.

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(b) The Reporting Person has sole power to vote and dispose of all shares of Common Stock beneficially owned by him.

(c) On August 21, 2024, the Reporting Person purchased the 2024 Note for $250,000. The principal amount of the 2024 Note is convertible at the option of the holder at a price of $0.9515 per share at any time on or prior to the maturity date.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

None

Item 7. Material to be Filed as Exhibits.

Exhibit No.

A	Form of Secured Subordinated Convertible Note, issued August 21, 2024 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on August 22, 2024)

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 27, 2024
Date

/s/ Enrico Mills
Signature

Enrico Mills
Name

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